UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Cadence Financial Corporation

(Exact name of registrant as specified in its charter)

Mississippi	1-5773	64-0684755
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 East Main Street

Starkville, MS 39759

(Address of Principal Executive Offices and Zip Code)

(662) 343-1341

(Registrant’s Telephone Number, Including Area Code)

(Title of each class to be so registered)	(Name of each exchange on which each class is to be registered)

Common Stock, $1 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.     ☐

Securities Act registration statement file number to which this form relates:     n/a                             (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

The following is a description of the common stock, $1.00 par value per share, of Cadence Financial Corporation (formerly NBC Capital Corporation), a Mississippi corporation (“Cadence”). This summary is qualified by reference to the actual provisions of Cadence’s articles of incorporation and bylaws, and to the applicable provisions of the Mississippi Business Corporation Act (“MBCA”). Cadence is currently authorized to issue 50,000,000 shares of common stock. Each share of Cadence common stock has the same relative rights as, and is identical in all respects to, each other share of Cadence common stock.

Distributions.

Subject to certain regulatory restrictions, Cadence can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors. Cadence is a holding company, and Cadence’s primary source for the payment of dividends is dividends from its subsidiaries. The payment of dividends by Cadence is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of Cadence are entitled to receive and share equally in dividends declared by the board of directors of Cadence out of funds legally available therefor.

Voting Rights.

The holders of common stock of Cadence possess exclusive voting rights in Cadence. They elect the Cadence board of directors and act on such other matters as are required to be presented to them under Mississippi law, the rules promulgated by NASDAQ or Cadence’s articles of incorporation and bylaws or as are otherwise presented to them by the board of directors. Each holder of Cadence common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Certain matters require a 75% shareholder vote.

Liquidation.

In the event of liquidation, dissolution or winding up of Cadence, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Cadence available for distribution. In the event of any liquidation, dissolution or winding up of Cadence’s wholly owned subsidiary Cadence Bank, N.A., Cadence, as holder of Cadence Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Cadence Bank (including all deposit accounts and accrued interest thereon), all assets of Cadence Bank available for distribution.

Preemptive Rights.

Holders of Cadence common stock do not have preemptive rights with respect to any shares that may be issued. The Cadence common stock is not subject to redemption.

Anti-takeover Provisions.

Provisions of Cadence’s articles of incorporation and bylaws may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of Cadence without negotiation with the Cadence board of directors. The effect of these provisions is discussed briefly below.

No Cumulative Voting. Cadence’s articles of incorporation and bylaws provide that the board of directors of Cadence is to be re-elected annually. Cadence’s articles of incorporation do not authorize cumulative voting for the election of directors of Cadence. The absence of cumulative voting makes it more difficult for a person owning a minority interest to exercise control over the board of directors.

Size of Board; Vacancies; Removal of Directors. Cadence’s articles of incorporation and bylaws give the Cadence board of directors the power to determine the exact number of directors, up to a maximum of twenty-five, and to fill any vacancies or newly created positions. Directors may only be removed for cause, which is defined as “conviction of a felony, unsound mind, adjudication of bankruptcy, non-acceptance of the office, or conduct prejudicial to the interests of the Corporation,” upon a majority vote of the entire board of directors or a majority vote of the outstanding shares. In addition, shareholders may only remove a director for cause after service of specific charges, adequate notice and full opportunity to refute the charges.

Amendment of Certificate of Incorporation and Bylaws. Cadence’s articles of incorporation provide for a 75% shareholder vote for the amendment of certain provisions of Cadence’s articles of incorporation. Thus, the holders of a minority of the shares of Cadence’s common stock could block the future repeal or modification of Cadence’s articles of incorporation, even if that action were deemed beneficial by the holders of more than a majority, but less than 75%, of the Cadence common stock.

Business Combination Statutes and Provisions. Pursuant to the MBCA, in the case of a merger or share exchange, with some exceptions, Cadence’s board of directors must submit the plan of merger or share exchange to the shareholders for approval, and the approval of the plan of merger or share exchange generally requires the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the shares entitled to vote on the plan exists.

The MBCA also provides that a sale, lease, exchange or other disposition of assets, subject to certain exceptions, requires approval of Cadence’s shareholders if Cadence would leave the corporation without a significant continuing business activity. If Cadence retains a business activity that represented at least 25% of total assets at the end of the most recently completed fiscal year, and 25% of either income from continuing operations for that fiscal year, in each case of Cadence and its subsidiaries on a consolidated basis, Cadence will conclusively be deemed to have retained a “significant continuing business activity.” The board of directors of Cadence must submit the proposed disposition to the shareholders for their approval and the approval of a disposition by the shareholders shall require the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the shares entitled to vote on the disposition exists.

The MBCA also provides that a Cadence director, in determining what he reasonably believes to be in the best interests of Cadence, shall consider the interests of Cadence’s shareholders and, in his discretion, may consider the interests of Cadence’s employees, suppliers, creditors and customers, the economy of the state and nation, community and societal considerations and the long-term as well as short-term interests of Cadence and its shareholders, including the possibility that such interests may be best served by the continued independence of Cadence.

The articles of incorporation of Cadence also provide for certain super-majority requirements to approve a merger of Cadence. Under the articles of incorporation, the affirmative vote of the holders of not less than seventy-five percent (75%) of the outstanding common stock of Cadence is required to authorize (a) a merger or consolidation of Cadence with, or (b) a sale, exchange or lease of twenty-five percent (25%) or more of the assets of Cadence to, any person or entity unless approval of such proposed transaction is recommended by at least a majority of the entire board of directors of Cadence.

Additionally, Cadence’s articles of incorporation provide that the affirmative vote of the shareholders of not less than seventy-five percent (75%) of the common stock and the affirmative vote of the shareholders of not less than sixty-seven percent (67%) of the outstanding shares of Cadence common stock held by the shareholders other than by a controlling party (as hereafter defined) shall be required for the approval or authorization of any merger, consolidation, reverse stock split, sale, exchange or lease of twenty-five percent (25%) or more of the assets of Cadence or its common stock. “Controlling Party” is defined by the articles of incorporation as any shareholder or other person who owns or controls twenty percent (20%) or more of Cadence’s common stock at the time of the proposed transaction. However, this supermajority requirement shall not apply to any transaction that has been approved by a majority of the Continuing Directors. The term “Continuing Director” is defined as any incumbent director who is not a controlling party or in any manner affiliated or associated with or a representative of a Controlling Party and such person’s nomination for election was recommended or approved by the Nominating and Corporate Governance Committee of Cadence and a majority of the incumbent directors at the time of such nomination.

Item 2. Exhibits.

Exhibits.

Exhibit No.	Description

Exhibit 3.1	Restated Articles of Incorporation of Cadence Financial Corporation (included as Exhibit 3.1 to Form 10-Q dated August 7, 2006 and incorporated herein by reference).

Exhibit 3.2	By-laws of NBC Capital Corporation (included as Exhibit 3(b) to NBC Capital Corporation’s Registration Statement on Form S-4/A, filed with the Commission on November 4, 1998, Commission File No. 333-65545, which Exhibit 3(b) is incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CADENCE FINANCIAL CORPORATION (Registrant)

Dated: December 26, 2006	By:	/s/ Richard T. Haston
	Name: Title:	Richard T. Haston Executive Vice President; Chief Financial Officer; Treasurer

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit 3.1	Restated Articles of Incorporation of Cadence Financial Corporation (included as Exhibit 3.1 to Form 10-Q dated August 7, 2006 and incorporated herein by reference).

Exhibit 3.2	By-laws of NBC Capital Corporation (included as Exhibit 3(b) to NBC Capital Corporation’s Registration Statement on Form S-4A, filed with the Commission on November 4, 1998, Commission File No. 333-65545, which Exhibit 3(b) is incorporated herein by reference).